

Mail Stop 3561

May 30, 2008

Jie Li
Chief Financial Officer
China Automotive Systems, Inc.
No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City
Hubei Province
People's Republic of China

Re: China Automotive Systems, Inc. Registration Statement on Form S-3
 Form 10-K for the fiscal year ended December 31, 2007
 Filed March 25, 2008
 File No. 000-33123

Dear Mr. Li:

 We have completed our review of your Form 10-K and related filings and have no further comments at this time.

 Sincerely,

 Amanda McManus
 Branch Chief – Legal